

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

<u>Via E-mail</u>
A.J. Boisdrenghien
President and Director
Franchise Holdings International, Inc.
5910 South University Boulevard, C-18, Unit 165
Littleton, Colorado 80121

Re: **Franchise Holdings International, Inc.**
Item 4.01 Form 8-K
Filed September 27, 2011
File No. 0-27631

Dear Mr. Boisdrenghien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K Filed September 27, 2011</u>

1. Please revise the second paragraph to disclose that Cordovano & Honeck LLP only audited your financial statements for the fiscal year ended September 30, 2010.

2. We note that your financial statements for the year ended September 30, 2009 were audited by Ronald R. Chadwick P.C. Please tell us when you dismissed Ronald R. Chadwick P.C. and engaged Cordovano & Honeck LLP as your independent registered public accounting firm and why the change in accountants was not reported in Item 4.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief